FORM 4

(   )     Check this box if no longer
          subject to Section 16.  Form 4
          or Form 5 obligations may continue.
          See Instruction 1(b).

        U.S. SECURITIES AND EXCHANGE COMMISSION        ____________________
                 WASHINGTON, D.C.  20549              |   OMB APPROVAL     |
        STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP  |--------------------|
                                                      |OMB NUMBER:3235-0287|
                                                      |EXPIRES:            |
                                                      | SEPTEMBER 30, 1998 |
        Filed pursuant to Section 16(a) of the        |ESTIMATED AVERAGE   |
          Securities Exchange Act of 1934,            |BURDEN HOURS        |
        Section 17(a) of the Public Utility           |PER RESPONSE 0.5    |
        Holding Company Act of 1935                   |____________________|
        or Section 30(f) of the Investment
        Company Act of 1940
______________________________________________________________________________
1.   Name and Address of Reporting Person

     Bruce W. Schnitzer

______________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     Nestor, Inc. (NEST)

______________________________________________________________________________
3.   IRS OR SOCIAL SECURITY NUMBER OF REPORTING PERSON (VOLUNTARY)

______________________________________________________________________________
4.   Statement for Month/Year

     4/98
______________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)

______________________________________________________________________________
6.   Relationship of reporting person to Issuer (Check all applicable)
     (x)  DIRECTOR
     (x)  10% OWNER
     ( )  OFFICER (GIVE TITLE BELOW)
     ( )  OTHER (SPECIFY TITLE BELOW)

     _______________________________________________________

______________________________________________________________________________
7.   Individual, or Joint/Group Filing (Check all applicable)
     ( )  Form filed by One Reporting Person
     (x)  Form filed by More than One Reporting Person

==============================================================================
TABLE I
Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security  2. Transaction  3. Transaction  4. Securities Acquired (A)  5. Amount of      6. Ownership     7.Nature of
   (Instr. 3)            Date            Code            or Disposed of (D)          Securities        Form: Direct    direct
                                         (Instr. 8)      (Instr. 3, 4 and 5)         Beneficially      (D) or          Beneficial
                         (Month/                                                     Owned at          Indirect (I)    Ownership
                         Day/Year)       Code    V       Amount  (A) or (D)  Price   End of Month      (Instr. 4)      (Instr. 4)
                                                                                     (Instr. 3 and 4)

Common Stock          4/28/98            C(1)            506,158     (A)      (1)

Common Stock          4/28/98            C(2)            739,838     (A)      (2)

Common Stock          4/28/98            C(3)            1,510,749   (A)      (3)    2,864,171             I          By Wand I
                                                                                                                      (1)
Common Stock          4/28/98            C(4)            69,152      (A)      (4)

Common Stock          4/28/98            C(5)            212,661     (A)      (5)    294,763               I          By Wand II
                                                                                                                      (4)

Common Stock          4/28/98            C(6)            1,228,334   (A)      (6)    1,303,178             I          By Wand III
                                                                                                                      (6)

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the form filed by more than one reporting person, see
     Instruction 4(b)(v).

                                  Page 1 of 7
                                       -    -

==============================================================================

TABLE II
Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., Puts, Calls, Warrants, Options, Convertible securities)

1. Title of   2. Conver- 3. Transac- 4. Trans- 5. Number of  6. Date Exer-  7. Title  8. Price    9. Number  10. Owner- 11. Nature
   Derivative    sion or    tion        action    Derivative    cisable and    and       of          of Deri-    ship       of In-
   Security      Exericse   Date        Code      Securities    Expiration     Amount    Deri-       vative      Form       direct
   (Instr. 3)    Price of   (Month/     (Instr.   Acquired      Date (Month/   of        vative      Securities  of         Bene-
                 Derivative  Day/       8)        (A) or Dis-   Day/Year)      Under-    Security    Benefi-     Deri-      ficial
                 Security    Year                 Disposed                     lying     (Instr. 5)  cially      vative     Owner-
                                                  of (D)                       Securi-               Owned at    Security:  ship
                                                  (Instr. 3,                   ties                  End of      Direct (D) (Instr.
                                                  4, and 5)                    (Instr.               Month       or Indirect 4)
                                                                                3 and 4)             (Instr. 4)  (I)

                                       Code  V    (A)   (D)  Date     Expira- Title Amount
                                                             Exer-    tion          or
                                                             cisable  Date          Number
                                                                                    of
                                                                                    Shares



Series F         (1)       4/28/98  C                  527  6/30/96            Common  506,158       0
  Preferred                                                                    Stock   (1)
  Stock

Series G         (2)       4/28/98  C                  777  6/30/96            Common  739,838       0
  Preferred                                                                    Stock   (2)
  Stock

Series H         (3)       4/28/98  C                1,776  1/31/96            Common  1,510,749     0
  Preferred                                                                    Stock   (3)
  Stock

Series F         (4)       4/28/98  C                   72  6/30/96            Common  69,152        0
  Preferred                                                                    Stock   (4)
  Stock

Series H         (5)       4/28/98  C                  250  1/31/96            Common  212,661       0
  Preferred                                                                    Stock   (5)
  Stock

Series E         (6)       4/28/98  C                1,444  1/31/96            Common  1,228,334     0
  Preferred                                                                    Stock   (6)
  Stock


EXPLANATION OF RESPONSES:

     /s/ Bruce W. Schnitzer                          5/11/98
     _____________________________________           ________________
         Bruce W. Schnitzer                          DATE


_____________________________

** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78FF(A).

                                  Page 2 of 7
                                       -    -

Reporting Person(s):     Bruce Schnitzer and Certain Other Parties Set Forth on
                         Pages 5-7 of this Form 4.

Issuer Name and Ticker or Trading Symbol:     Nestor, Inc. (NEST)

Statement for Month/Year:  4/98

Footnotes to Form 4:

(1) As reported on Table II, the amount of securities acquired consists of Common Stock acquired upon conversion of Series F Preferred Stock by Wand/Nestor Investments L.P., ("Wand I"), a limited partnership of which Mr. Schnitzer is a limited partner. The general partner of Wand I is Wand (Nestor) Inc. ("WNI"), a corporation which is 66% owned by Mr. Schnitzer. In addition, Mr. Schnitzer holds a 66% interest in Wand Partners (S.C.) Inc. ("WPI") which owns, as general partner, a 49.99% interest in Wand Partners L.P. ("WPLP"). Pursuant to the Wand I partnership agreement, WPLP, which holds a .1% interest in Wand I, has a carried interest in certain partnership distributions. Mr. Schnitzer, WNI, WPI and WPLP disclaim beneficial ownership of the shares held by Wand I except to the extent of his or its "pecuniary interest."

     The stock conversion occurred in connection with an equity issuance by the issuer to a third party on April 28, 1998. The Series F Preferred Stock has a stated value of $1,000 per share. In accordance with the terms of the certificate of designation of the Series F Preferred Stock, accrued dividends through March 31, 1998 in the amount of $84,303.40 were added to the stated value of the preferred stock at the time of the conversion. The preferred stock was convertible into shares of Common Stock at a conversion price of $1.25 per share of Common Stock, valuing each share of preferred stock at its stated value (including the accrued dividends). In connection with the conversion, Wand I received an additional 17,116 shares of Common Stock from the issuer as a conversion premium.

(2) As reported on Table II, the amount of securities acquired consists of Common Stock acquired upon conversion of Series G Preferred Stock by Wand I. The stock conversion occurred in connection with an equity issuance by the issuer to a third party on April 28, 1998. The Series G Preferred Stock has a stated value of $1,000 per share. In accordance with the terms of the certificate of designation of the Series G Preferred Stock, accrued dividends through March 31, 1998 in the amount of $116,525.21 were added to the stated value of the preferred stock at the time of the conversion. The preferred stock was convertible into shares of Common Stock at a conversion price of $1.25 per share of Common Stock, valuing each share of preferred stock at its stated value (including the accrued dividends). In connection with the conversion, Wand I received an additional 25,018 shares of Common Stock from the issuer as a conversion premium.

(3) As reported on Table II, the amount of securities acquired consists of Common Stock acquired upon conversion of Series H Preferred Stock by Wand I. The stock conversion occurred in connection with an equity issuance by the issuer to a third party on April 28, 1998. The Series H Preferred Stock has a stated value of $1,000 per share. In accordance with the terms of the certificate of designation of the Series H Preferred Stock, accrued dividends through March 31, 1998 in the amount of $413,491.66 were added to the stated value of the preferred stock at the time of the conversion. The preferred stock was convertible into shares of Common Stock at a conversion price of $1.50 per share of Common Stock, valuing each share of preferred stock at its stated value (including the accrued dividends). In connection with the conversion, Wand I received an additional 51,088.14 shares of Common Stock from the issuer as a conversion premium.






























































                                  Page 3 of 7
                                       -    -

Reporting Person(s):     Bruce Schnitzer and Certain Other Parties Set Forth on
                         Pages 5-7 of this Form 4.

Issuer Name and Ticker or Trading Symbol:     Nestor, Inc. (NEST)

Statement for Month/Year:  4/98

(4) As reported on Table II, the amount of securities acquired consists of Common Stock acquired upon conversion of Series F Preferred Stock by Wand/Nestor Investments II L.P., ("Wand II"). The general partner of Wand II is WNI. Pursuant to the Wand II partnership agreement, WPLP, which holds a .1% interest in Wand II, has a carried interest in certain partnership distributions. Mr. Schnitzer, WNI, WPI and WPLP disclaim beneficial ownership of the proportion of shares held by Wand II except to the extent of his or its "pecuniary interest."

     The stock conversion occurred in connection with an equity issuance by the issuer to a third party on April 28, 1998. The Series F Preferred Stock has a stated value of $1,000 per share. In accordance with the terms of the certificate of designation of the Series F Preferred Stock, accrued dividends through March 31, 1998 in the amount of $11,517.68 were added to the stated value of the preferred stock at the time of the conversion. The preferred stock was convertible into shares of Common Stock at a conversion price of $1.25 per share of Common Stock, valuing each share of preferred stock at its stated value (including the accrued dividends). In connection with the conversion, Wand II received an additional 2,338 shares of Common Stock from the issuer as a conversion premium.

(5) As reported on Table II, the amount of securities acquired consists of Common Stock acquired upon conversion of Series H Preferred Stock by Wand II. The stock conversion occurred in connection with an equity issuance by the issuer to a third party on April 28, 1998. The Series H Preferred Stock has a stated value of $1,000 per share. In accordance with the terms of the certificate of designation of the Series H Preferred Stock, accrued dividends through March 31, 1998 in the amount of $58,205.47 were added to the stated value of the preferred stock at the time of the conversion. The preferred stock was convertible into shares of Common Stock at a conversion price of $1.50 per share of Common Stock, valuing each share of preferred stock at its stated value (including the accrued dividends). In connection with the conversion, Wand II received an additional 7,191 shares of Common Stock from the issuer as a conversion premium.

(6) As reported on Table II, the amount of securities acquired consists of Common Stock acquired upon conversion of Series E Preferred Stock by Wand/Nestor Investments III L.P., ("Wand III"). The general partner of Wand III is WNI. Pursuant to the Wand III partnership agreement, WPLP, which holds a .1% interest in Wand III, has a carried interest in certain partnership distributions. Mr. Schnitzer, WNI, WPI and WPLP disclaim beneficial ownership of the proportion of shares held by Wand III except to the extent of his or its "pecuniary interest."

     The stock conversion occurred in connection with an equity issuance by the issuer to a third party on April 28, 1998. The Series E Preferred Stock has a stated value of $1,000 per share. In accordance with the terms of the certificate of designation of the Series E Preferred Stock, accrued dividends through March 31, 1998 in the amount of $336,194.79 were added to the stated value of the preferred stock at the time of the conversion. The preferred stock was convertible into shares of Common Stock at a conversion price of $1.50 per share of Common Stock, valuing each share of preferred stock at its stated


     value (including the accrued dividends). In connection with the conversion, Wand III received an additional 41,537 shares of Common Stock from the issuer as a conversion premium.

                                  Page 4 of 7
                                       -    -

Reporting Person(s):     Bruce Schnitzer and Certain Other Parties Set Forth on
                         Pages 5-7 of this Form 4.

Issuer Name and Ticker or Trading Symbol:     Nestor, Inc. (NEST)

Statement for Month/Year:  4/98


Identities, Required Information and Signatures of Joint Filing Persons:

1.   Wand/Nestor Investments L.P.
     c/o Wand (Nestor) Inc.
     630 Fifth Avenue, Suite 2435
     New York, NY  10111

     WAND/NESTOR INVESTMENTS L.P.


     /s/ Bruce W. Schnitzer
     ----------------------
     Signed by Bruce W. Schnitzer
     Chairman of Wand (Nestor) Inc.,
     its general partner


2.   Wand/Nestor Investments II L.P.
     c/o Wand (Nestor) Inc.
     630 Fifth Avenue, Suite 2435
     New York, NY  10111

    WAND/NESTOR INVESTMENTS II L.P.


     /s/ Bruce W. Schnitzer
     ----------------------
     Signed by Bruce W. Schnitzer
     Chairman of Wand (Nestor) Inc.,
     its general partner


                                  Page 5 of 7
                                       -    -

Reporting Person(s):     Bruce Schnitzer and Certain Other Parties Set Forth on
                         Pages 5-7 of this Form 4.

Issuer Name and Ticker or Trading Symbol:     Nestor, Inc. (NEST)

Statement for Month/Year:  4/98


Identities, Required Information and Signatures of Joint Filing Persons:

3.   Wand/Nestor Investments III L.P.
     c/o Wand (Nestor) Inc.
     630 Fifth Avenue, Suite 2435
     New York, NY  10111

     WAND/NESTOR INVESTMENTS III L.P.


     /s/ Bruce W. Schnitzer
     ----------------------
     Signed by Bruce W. Schnitzer
     Chairman of Wand (Nestor) Inc.,
     its general partner


4.   Wand (Nestor) Inc.
     630 Fifth Avenue, Suite 2435
     New York, NY  10111

     WAND (NESTOR) INC.


     /s/ Bruce W. Schnitzer
     ----------------------
     Signed by Bruce W. Schnitzer
     Chairman of Wand (Nestor) Inc.


























                                  Page 6 of 7
                                       -    -

Reporting Person(s):     Bruce Schnitzer and Certain Other Parties Set Forth on
                         Pages 5-7 of this Form 4.

Issuer Name and Ticker or Trading Symbol:     Nestor, Inc. (NEST)

Statement for Month/Year:  4/98


Identities, Required Information and Signatures of Joint Filing Persons:

5.   Wand Partners L.P.
     c/o Wand (Nestor) Inc.
     630 Fifth Avenue, Suite 2435
     New York, NY  10111

     WAND PARTNERS L.P.

     By:  Wand Partners (S.C.) Inc., general partner


     /s/ Bruce W. Schnitzer
     ----------------------
     Signed by Bruce W. Schnitzer,
     Chairman and Treasurer of Wand Partners (S.C.) Inc.


6.   Wand Partners (S.C.) Inc.
     c/o Wand (Nestor) Inc.
     630 Fifth Avenue, Suite 2435
     New York, NY  10111

     WAND PARTNERS (S.C.) INC.


     /s/ Bruce W. Schnitzer
     ----------------------
     Signed by Bruce W. Schnitzer,
     Chairman and Treasurer of Wand Partners (S.C.) Inc.


                                  Page 7 of 7
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